UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated September 10, 2015

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

September 10, 2015

NEWS RELEASE

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

ANGLOGOLD ASHANTI LIMITED ANNOUNCES EARLY TENDER DATE RESULTS OF ANGLOGOLD ASHANTI HOLDINGS PLC’S CASH TENDER OFFER FOR UP TO $810,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF ITS OUTSTANDING 8.500% NOTES DUE 2020 GUARANTEED BY ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited hereby announces the results as of 5:00 p.m., New York City time, on September 9, 2015 (the “Early Tender Date”), of the offer to purchase for cash (the “Offer”) up to $810,000,000 (the “Tender Cap”) in aggregate principal amount of its outstanding 8.500% Notes due 2020 (ISIN: US03512TAD37; CUSIP: 03512T AD3) (the “Securities”) from each registered holder of Securities (a “Holder”) by AngloGold Ashanti Limited’s wholly owned subsidiary AngloGold Ashanti Holdings plc, an Isle of Man company limited by shares (the “Company”). The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated August 24, 2015 (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this announcement have the meaning ascribed to them in the Offer to Purchase.

An aggregate principal amount of the Securities equal to $774,886,000, or approximately 62% of total Securities outstanding, was validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on the Early Tender Date, according to information provided by Global Bondholder Services Corporation, the Depositary and Information Agent.

The Offer will expire at 11:59 p.m., New York City time, on September 23, 2015, unless extended (the “Expiration Date”). In the event that the aggregate principal amount of Securities validly tendered at or prior to the Expiration Date (and not validly withdrawn) exceeds the Tender Cap, then, subject to the terms and conditions of the Offer, the amount of the Securities to be purchased by the Company will be prorated. Pro rata allocations will be calculated so that Holders will receive either the Total Consideration or the Tender Consideration (depending on whether the Securities were tendered prior to or after the Early Tender Date) in relation to those Securities tendered by them, in each case multiplied by the proration factor. Each tender of Securities reduced in this manner will be rounded down to the nearest $1,000, provided that no tender of Securities shall be accepted in this manner where the acceptance of prorated Securities under the Offer would result (i) in a Holder transferring less than $1,000 in principal amount of Securities or (ii) in returning Securities to a Holder in a principal amount that is less than $1,000.

The deadline to validly withdraw the Securities was 5:00 p.m., New York City time, on the Early Tender Date; therefore, Securities that have been tendered and not validly withdrawn, and Securities tendered after that date, may not be withdrawn unless otherwise required by applicable law. Holders who validly tendered and did not validly withdraw their Securities at or before 5:00 p.m., New York City time, on the Early Tender Date and whose Securities have been accepted for purchase will receive the Total Consideration of $1,075 per $1,000 principal amount (which includes an early tender premium of $30 per $1,000 principal amount of Securities accepted for purchase (the “Early Tender Premium”)) in relation to those Securities tendered by them, multiplied by the proration factor, if any. Holders who validly tendered their Securities after the Early Tender Date and at or before the Expiration Date and whose Securities have been accepted for purchase will receive the Tender Consideration of $1,045 per $1,000 principal amount (which is the Total Consideration minus the Early Tender Premium) in relation to those Securities tendered by them, multiplied by the proration factor, if any.

In addition to the Total Consideration or the Tender Consideration, as applicable, Holders whose Securities have been accepted for purchase will also receive accrued and unpaid interest from the last interest payment date of the Securities up to, but not including, the Settlement Date, in respect of such Securities.

The Offer is expected to settle on September 25, 2015.

Barclays Bank PLC and Citigroup Global Markets Limited are acting as Dealer Managers.  Global Bondholder Services Corporation is the Depositary and Information Agent.

Requests for information in relation to the Offer should be directed to:

GLOBAL BONDHOLDER SERVICES CORPORATION
65 Broadway – Suite 404
New York 10006
United States
Attn: Corporate Actions
Banks and Brokers Call Collect: +1 212 430-3774
All Others Call Toll-Free: +1 866 470-4200
Fax (For Eligible Institutions only): +1 212 430-3775/3779
Fax Confirmation: +1 212 430-3774
 E-mail: info@gbsc-usa.com

BARCLAYS BANK PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Attn: Liability Management Group
Toll free: +1 800 438-3242
Collect: +1 212 528-7581
London: +44 (0) 203 134 8515
 E-mail: Liability.Management@Barclays.com

CITIGROUP GLOBAL MARKETS LIMITED
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
Toll free: +1 800 558 3745
Collect: +1 212 723 6106
London: +44 (0) 20 7986 8969
 E-mail: liabilitymanagement.europe@citi.com

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Securities in the Offer. None of the Dealer Managers, the Depositary and Information Agent or the Company makes any recommendation as to whether Holders should participate in the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

The Offer to Purchase and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are advised to inform themselves about, and to observe, any restrictions relating to the Offer and the distribution of the Offer to Purchase and any other related materials.

NONE OF THE OFFER TO PURCHASE, THIS ANNOUNCEMENT OR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF BELGIUM, FRANCE, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting on their own account and in each case as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offer. The Offer to Purchase and any other document or material relating to the Offer have not been and will not be submitted for clearance to, nor approved by, the Autorité des Marchés Financiers.

Italy

None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of Securities can tender their Securities pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offer.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by the Dealer Managers or the relevant affiliate on behalf of the Company in such jurisdiction where they are so licensed and the Offer is not being made in any such jurisdiction where the Dealer Managers or any of their affiliates are not so licensed.

Each Holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Terms of the Offer—Procedures for Tendering—Representations, Warranties and Undertakings.” Any tender of Securities for purchase pursuant to the Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Depositary and Information Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
(Registrant)

Date: September 10, 2015	By:	/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Executive Officer